Exhibit 99.1

ANNOUNCES THE DIVIDEND RECORD DATE

Azour, Israel, February 17, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that, the Board of Directors has approved the distribution of cash dividend in the amount of NIS 5.61 per share or 1.5 dollars per share, totaling approximately NIS 122.8 million or 32.8 million dollars. The dividend will be paid to shareholders of record on March 23, 2010. The Company will pay dividend on April 7, 2010.

In its decision to approve the distribution of cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to the Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans and to meet its undertakings when due.Retained earnings before the distribution was US$66.6 million and retained earnings will reach US$33.8 million, after the distribution. The Board of Directors emphasized that as at December 31, 2009 the Company has cash balance in hand of US$78.1 million. As at December 31, 2009, the Company’s current assets (excluding cash, cash equivalent, deposit in trust and investments in securities) are in the sum of US$42.2 million and current liabilities in the sum of US$36.4 million.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 562,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
kenny@gkir.com
Kenny Green
GK Investor Relations
(US) +1-866-704-6710